                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                               AMENDMENT NO. 2

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Internet Pictures Corporation
                      ---------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                       --------------------------------
                        (Title of Class of Securities)
                                  46059S200
                              -----------------
                                (CUSIP Number)


                            Warner B. Rodda, Esq.
                    Paradigm Capital Equity Partners, LLC
                          6410 Poplar Ave., Ste 395
                              Memphis, TN 38119
                                (901) 682-6060
                   ----------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              September 26, 2001
                   ---------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                              Page 1 of 13 pages




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                                                             Page 2 of 14 pages

CUSIP No. 46059S200                                  13D
          ---------


-----------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Image Investor Portfolio, a separate series of Memphis Angels, LLC
-----------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                  (a) : X
                                                                        (b) :

-----------------------------------------------------------------------------------------------------
  (3)   SEC Use Only


-----------------------------------------------------------------------------------------------------
  (4)   Source Of Funds*

       WC
-----------------------------------------------------------------------------------------------------
  (5)   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


-----------------------------------------------------------------------------------------------------
  (6)   Citizenship Or Place Of Organization

       Delaware
-----------------------------------------------------------------------------------------------------

Number Of Shares      (7)    Sole Voting Power       7,030,640 (1)
Beneficially Owned
By Each Reporting
Person With           (8)    Shared Voting Power     0



                      (9)    Sole Dispositive Power  7,030,640 (1)


                      (10)   Shared Dispositive Power 0


  (11)  Aggregate Amount Beneficially Owned By Each Reporting Person                   7,030,640 (1)


-----------------------------------------------------------------------------------------------------
  (12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-----------------------------------------------------------------------------------------------------
  (13)  Percent Of Class Represented By Amount In Row (11)                                 51.2% (2)


-----------------------------------------------------------------------------------------------------
  (14)  Type Of Reporting Person                                                             OO


--------------------------------------------------------------------------------
(1) Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock acquired in the Third Closing (as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and 13,830 shares of Series B Preferred Stock issued in consideration for substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is initially convertible into 8 shares of Common Stock (subject to adjustment--See Item
    4 of this Amendment).

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 39.9% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

                     SEE INSTRUCTION BEFORE FILLING OUT!




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                                                             Page 3 of 14 pages

CUSIP No. 46059S200                                  13D
          ---------

----------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Memphis Angels, LLC
----------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                          (a) : X
                                                                                (b) :

----------------------------------------------------------------------------------------------
  (3)   SEC Use Only


----------------------------------------------------------------------------------------------
  (4)   Source Of Funds*

       WC
----------------------------------------------------------------------------------------------
  (5)   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


----------------------------------------------------------------------------------------------
  (6)   Citizenship Or Place Of Organization

       Delaware
----------------------------------------------------------------------------------------------
Number Of Shares      (7)    Sole Voting Power       7,030,640 (1)
Beneficially Owned
By Each Reporting
Person With           (8)    Shared Voting Power     0


                      (9)    Sole Dispositive Power  7,030,640 (1)


                      (10)   Shared Dispositive Power 0



  (11)  Aggregate Amount Beneficially Owned By Each Reporting Person                   7,030,640 (1)


-----------------------------------------------------------------------------------------------------
  (12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-----------------------------------------------------------------------------------------------------
  (13)  Percent Of Class Represented By Amount In Row (11)                                 51.2% (2)


-----------------------------------------------------------------------------------------------------
  (14)  Type Of Reporting Person                                                       OO


--------------------------------------------------------------------------------
(1) Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock acquired in the Third Closing (as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and 13,830 shares of Series B Preferred Stock issued in consideration for substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is initially convertible into 8 shares of Common Stock (subject to adjustment--See Item
    4 of this Amendment). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 39.9% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

                     SEE INSTRUCTION BEFORE FILLING OUT!


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                                                            Page 4 of 13 pages

CUSIP No. 46059S200                                  13D
          ---------


----------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Paradigm Capital Equity Partners, LLC
----------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                  (a) : X
                                                                        (b) :

----------------------------------------------------------------------------------------------
  (3) SEC Use Only


----------------------------------------------------------------------------------------------
  (4) Source Of Funds*

       AF
----------------------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


----------------------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

       Delaware
----------------------------------------------------------------------------------------------
Number Of Shares             (7)    Sole Voting Power        7,030,640 (1)
Beneficially Owned
By Each Reporting
Person With                  (8)    Shared Voting Power      0


                             (9)    Sole Dispositive Power   7,030,640 (1)


                             (10) Shared Dispositive Power   0


  (11)  Aggregate Amount Beneficially Owned By Each Reporting Person                   7,030,640 (1)


----------------------------------------------------------------------------------------------
  (12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


----------------------------------------------------------------------------------------------
  (13)  Percent Of Class Represented By Amount In Row (11)                                 51.2% (2)


----------------------------------------------------------------------------------------------
  (14)  Type Of Reporting Person                                                       OO


--------------------------------------------------------------------------------
(1) Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock acquired in the Third Closing (as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and 13,830 shares of Series B Preferred Stock issued in consideration for substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is initially convertible into 8 shares of Common Stock (subject to adjustment--See Item
    4 of this Amendment). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 39.9% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

                     SEE INSTRUCTION BEFORE FILLING OUT!








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                                                            Page 5 of 13 pages

CUSIP No. 46059S200                                  13D
          ---------

-----------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Paradigm Holdings
-----------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                  (a) : X
                                                                        (b) :

-----------------------------------------------------------------------------------------------------
  (3)   SEC Use Only


-----------------------------------------------------------------------------------------------------
  (4)   Source Of Funds*

       AF
-----------------------------------------------------------------------------------------------------
  (5)   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


-----------------------------------------------------------------------------------------------------
  (6)   Citizenship Or Place Of Organization

       Delaware
-----------------------------------------------------------------------------------------------------
Number Of Shares             (7)    Sole Voting Power           7,030,640 (1)
Beneficially Owned
By Each Reporting
Person With                  (8)    Shared Voting Power         0


                             (9)    Sole Dispositive Power      7,030,640 (1)


                             (10)   Shared Dispositive Power 0



  (11)  Aggregate Amount Beneficially Owned By Each Reporting Person                   7,030,640 (1)


-----------------------------------------------------------------------------------------------------
  (12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-----------------------------------------------------------------------------------------------------
  (13)  Percent Of Class Represented By Amount In Row (11)                                 51.2% (2)


-----------------------------------------------------------------------------------------------------
  (14)  Type Of Reporting Person                                                       PN



--------------------------------------------------------------------------------
(1) Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock acquired in the Third Closing (as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and 13,830 shares of Series B Preferred Stock issued in consideration for substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is initially convertible into 8 shares of Common Stock (subject to adjustment--See Item
    4 of this Amendment). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 39.9% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

                     SEE INSTRUCTION BEFORE FILLING OUT!



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                                                            Page 6 of 13 pages

CUSIP No. 46059S200                                  13D
          ---------

-----------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Frank A. McGrew IV
-----------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                  (a) : X
                                                                        (b) :

-----------------------------------------------------------------------------------------------------
  (3)   SEC Use Only


-----------------------------------------------------------------------------------------------------
  (4)   Source Of Funds*

       AF
-----------------------------------------------------------------------------------------------------
  (5)   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


-----------------------------------------------------------------------------------------------------
  (6)   Citizenship Or Place Of Organization

       Tennessee
-----------------------------------------------------------------------------------------------------
Number Of Shares             (7)    Sole Voting Power            7,030,640 (1)
Beneficially Owned
By Each Reporting
Person With                  (8)    Shared Voting Power          0


                             (9)    Sole Dispositive Power       7,030,640 (1)


                             (10)   Shared Dispositive Power     0



-----------------------------------------------------------------------------------------------------
  (11)  Aggregate Amount Beneficially Owned By Each Reporting Person                   7,030,640 (1)


-----------------------------------------------------------------------------------------------------
  (12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-----------------------------------------------------------------------------------------------------
  (13)  Percent Of Class Represented By Amount In Row (11)                                 51.2% (2)


-----------------------------------------------------------------------------------------------------
  (14)  Type Of Reporting Person                                                       IN


--------------------------------------------------------------------------------
(1) Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock acquired in the Third Closing (as defined herein) upon conversion of the outstanding principal a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and 13,830 shares of Series B Preferred Stock issued in consideration for substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the
    "Tranche A Warrants") issued in the First Closing and Second Closing; and
    (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is initially convertible into 8 shares of Common Stock (subject to adjustment--See Item 4 of this Amendment). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member, of which Mr. McGrew is the Managing Partner.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 39.9% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

                     SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page 7 of 13 pages

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 2 to Schedule 13D (this "Amendment") relates to the Common Stock, $.001 par value per share (the "shares"), of Internet Pictures Corporation, a Delaware corporation (the "Company"), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on May 24, 2001 (the "Schedule 13D") and amended on May 30, 2001. The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, CA 94503, (925) 242-4000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Schedule 13D is amended, in pertinent part, to add the following paragraph:

        On September 26, 2001, pursuant to the Third Closing to the Purchase Agreement, Image exercised a portion of the Tranche B Warrant, acquiring 115,000 shares of Series B Preferred Stock of the Company in exchange for an aggregate exercise price of $2,300,000. Additionally, Image transferred a portion of the Tranche B Warrant that it did not exercise to certain unaffiliated third parties (the "New Investors"). The New Investors exercised such portion of the Tranche B Warrant for their own accounts, acquiring an aggregate of 486,250 shares of Series B Preferred Stock of the Company for an aggregate exercise price of $9,725,000. The unexercised remainder of the Tranche B Warrant expired according to its terms at the time of the Third Closing. The source of funds used by Image in connection with the exercise of the Tranche B Warrant in the Third Closing was working capital and other funds.

        In connection with the Third Closing, the principal amount of the Promissory Note was automatically converted, along with substantially all of the accrued interest, into an aggregate of 513,830 shares of Series B Preferred Stock.

ITEM 4.        PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

        Image acquired the securities of the Company to obtain a controlling equity interest in the Company. Depending on its evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Image may, from time to time, purchase additional securities of the Company, dispose of all or a portion of the securities held by it, or cease buying or selling such securities. Any such additional purchases or sales of the securities of the Company may be in open market or privately negotiated transactions or otherwise.

        Pursuant to the Purchase Agreement, in the First Closing, Image received the Promissory Note in the principal amount of $3,000,000 in exchange for its initial cash investment of $3,000,000. The Promissory Note was secured by substantially all of the assets of the Company and its subsidiaries and was initially convertible into 150,000 shares of the Company's newly authorized Series B Preferred Stock. In addition, the Company issued to Image two warrants (the "Tranche A Warrants") to purchase shares of the Series B Preferred Stock. One of the Tranche A Warrants was initially exercisable for 45,000 shares of Series B Preferred Stock at an

                                                            Page 8 of 13 pages

exercise price of $20 per share and the other Tranche A Warrant was initially exercisable for 30,000 shares of Series B Preferred Stock at an exercise price of $40 per share. Except for standard adjustment provisions in connection with stock splits, stock dividends, combinations, recapitalizations and other similar corporate events, the exercise prices of the Tranche A Warrants are fixed.

        On May 29, 2001, pursuant to the terms and conditions of the Purchase Agreement, Image exercised its right to make an additional investment in the Company in connection with the Second Closing (as defined in the Purchase Agreement). In the Second Closing, Image invested an additional $7,000,000 in the Company. In exchange for such additional investment, the principal amount of the Promissory Note was increased to $10,000,000 and the Promissory Note became convertible into 500,000 shares of Series B Preferred Stock. The number of shares underlying each of the Tranche A Warrants also increased in connection with the Second Closing. The first Tranche A Warrant became exercisable for 150,000 shares of Series B Preferred Stock (at an exercise price of $20 per share) and the second Tranche A Warrant became exercisable for 100,000 shares of Series B Preferred Stock (at an exercise price of $40 per share). In addition, Image received a warrant (the "Tranche B Warrant") to purchase 1,000,000 shares of Series B Preferred Stock at an exercise price of $20 per share.

        The Promissory Note had a 15-month term, accrued interest at 8% per annum and was, by its terms, automatically convertible into Shares of Series B Preferred Stock upon the Third Closing. The Tranche A Warrants expire on May 14, 2006. The expiration date of the Tranche B Warrant was the earlier of (i) the date of the Third Closing (as defined in the Purchase Agreement) or (ii) if no Third Closing occurred, 15 months from the date of issuance.

        The Third Closing occurred on September 26, 2001. In connection with the Third Closing, the principal amount of the Promissory Note automatically converted into 500,000 shares of Series B Preferred Stock and substantially all of the accrued interest on the Promissory Note converted into 13,830 shares of Series B Preferred Stock. Additionally, Image exercised a portion of the Tranche B Warrant, acquiring 115,000 shares of Series B Preferred Stock upon the payment of an exercise price of $2,300,000. Additionally, in connection with the Third Closing, Image transferred a portion of the Tranche B Warrant to the New Investors who exercised such portion of the Tranche B Warrant for their own accounts, acquiring an aggregate of 486,250 shares of Series B Preferred Stock of the Company for an aggregate exercise price of $9,725,000. The unexercised remainder of the Tranche B Warrant expired according to its terms at the time of the Third Closing.

        The foregoing description of the Purchase Agreement and the description of the Purchase Agreement throughout this Schedule 13D are qualified in their entirety by reference to the copy of the Purchase Agreement, which was filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference.

        Image has also been granted certain registration rights pursuant to a Registration Rights Agreement dated as of May 14, 2001, between Image and the Company (the "Registration Rights Agreement"). Under the Registration Rights Agreement, Image may require the Company to file a registration statement covering resales of Common Stock issuable upon conversion of the Series B Preferred Stock within twenty days of each of the Second Closing and the Third Closing. In addition, Image has demand and piggy-back registration rights with respect to the shares purchased by it pursuant to the Purchase Agreement. Image agreed to waive its right to

                                                            Page 9 of 13 pages



require the Company to file a registration statement covering resales within twenty days of the Second Closing, but has not waived its right to require such a filing within twenty days of the Third Closing. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 2 to the Schedule 13D and incorporated herein by reference.

        In accordance with the provisions of the Purchase Agreement, the Company's Board of Directors was reduced from nine to seven members at the time of the Second Closing. At the time of the Second Closing, four directors resigned from the Board of Directors of the Company and four nominees of Image, including Mr. McGrew, were appointed to fill the resulting vacancies in the Board of Directors of the Company. Pursuant to the Purchase Agreement, Image was entitled to retain its representatives on the Board of Directors until the Third Closing. In connection with the Third Closing, Mr. McGrew resigned from the Board of Directors of the Company and the resulting vacancy was filled by a representative of First Avenue Partners, L.P ("First Avenue"), a New Investor. Pursuant to the terms of the Preferred Stockholders Agreement described below, following the Third Closing, one additional representative of Image will resign from the board and the resulting vacancy will be filled by a representative designated by NewSouth Capital Management Inc. ("NewSouth"), another New Investor, at such time as NewSouth designates such representative. Following the Third Closing, the holders of Series B Preferred Stock are entitled, as a class, to elect four of the Company's seven directors.

        In connection with the Third Closing, Image, PCEP and each of the New Investors entered into a Preferred Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement sets forth, among other things, restrictions on transfer of Series B Preferred Stock, including rights of first refusal, drag-along and tag-along rights, as well as certain voting agreements. For the purposes of the following description of the Stockholders Agreement, PCEP, Image, Paradigm and Memphis Angels are each individually referred to as a "Paradigm Entity" and collectively as the "Paradigm Entities." The Paradigm Entities and the New Investors are collectively referred to as the "Series B Stockholders."

        Prior to transferring any shares of Series B Preferred Stock to a third party, a New Investor must first provide PCEP with the opportunity to purchase such shares on the same terms as those of the proposed sale. Any shares not acquired by PCEP or its designee must then be offered to the other New Investors on the same terms. Any shares not acquired by PCEP or the other New Investors may then be transferred to such third party on the terms originally proposed. Notwithstanding the foregoing, each New Stockholder may transfer an unlimited number of shares of Series B Preferred Stock to one or more of its affiliates, or to its partners, members or stockholders as part of a distribution, and may transfer up to 20% of the aggregate shares of Series B Preferred Stock owned by such stockholder on the date of the Stockholders Agreement, without complying with the above provisions.

        In the event that a Paradigm Entity wishes to transfer any of its shares of Series B Preferred Stock, other than to another Paradigm Entity or to an affiliate of PCEP, the Paradigm Entity must allow the New Investors to participate in such proposed sale (the "Tag-Along Right"). A New Investor who exercises its Tag-Along Right will be entitled to include in the transaction a portion of its shares of Series B Preferred Stock that represents the same percentage of its total shares of Series B Preferred Stock as the shares being transferred by the Paradigm Entity represent to the total number of shares of Series B Preferred Stock held by all Paradigm Entities. Notwithstanding the foregoing, any Paradigm Entity may transfer an unlimited number

                                                           Page 10 of 13 pages


of shares of Series B Preferred Stock to one or more of its affiliates or to any other Paradigm Entity, or to its partners, members or stockholders as part of a distribution, and may transfer up to 20% of the aggregate shares of Series B Preferred Stock owned by the Paradigm Entities on the date of the Stockholders Agreement without complying with the above provisions.

        In the event that any one or more of the Paradigm Entities wish to sell at least 50% of the aggregate shares of Series B Preferred Stock held by the Paradigm Entities on the date of the Stockholders Agreement, the Paradigm Entity may require the New Investors to participate in the proposed sale (the "Drag-Along Right"). If the Paradigm Entity exercises the Drag-Along Right, each New Investor will be obligated to transfer a portion of its shares of Series B Preferred Stock that represents the same percentage of its total shares of Series B Preferred Stock as the shares being transferred by the Paradigm Entities represent to the total number of shares of Series B Preferred Stock held by all Paradigm Entities.

        Notwithstanding the foregoing, no Series B Stockholder may transfer any shares of Series B Preferred Stock to any competitor of the Company (or any employee, shareholder, officer, director or other affiliate of any such competitor) without the Company's prior written consent.

        The Stockholders Agreement also prohibits any of the Series B Stockholders from transferring any shares of Common Stock (or securities convertible into, or exercisable or exchangeable for, Common Stock) for a period of 180 days after the date of the Stockholders Agreement (the "Lock-Up Period"), otherwise than: (i) a bona fide gift, provided that the donee agrees to be bound by this restriction; (ii) a distribution to a Series B Stockholder's partners, members or stockholders; or (iii) transfers of Series B Preferred Stock in compliance with the paragraphs above. This prohibition prohibits the Series B Stockholders from engaging in any hedging or other transaction that is designed or reasonably expected to result in a transfer of Common Stock by a third party during the Lock-Up Period (e.g., short sale, put or call option, etc.).

        Additionally, the Stockholders Agreement includes an agreement among the Series B Stockholders to vote all shares of Series B Preferred Stock held by them so as to elect two representatives of Image, one representative of First Avenue and one representative of NewSouth to serve as the four members of the Company's Board of Directors that are elected by the holders of the Series B Preferred Stock.

        The Stockholders Agreement will terminate and be of no further force and effect upon the first to occur of (i) the date that the Paradigm Entities no longer own at least 25% of the Series B Preferred Stock and (ii) the date upon which PCEP and the holders of at least fifty percent (50%) of the shares of Series B Preferred Stock then held by the New Investors agree to terminate the Stockholders Agreement.

        The foregoing description of the Stockholders Agreement and the description of the Stockholders Agreement throughout this Schedule 13D are qualified in their entirety by reference to the copy of the Stockholders Agreement, which is filed as Exhibit 4 hereto and is incorporated herein by reference.

        The Company's amended certificate of designation setting forth the rights and privileges of the Series B Preferred Stock (the "Certificate of Designation") provides, in pertinent part, that

                                                           Page 11 of 13 pages


the shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock (subject to certain class vote matters). The Series B Preferred Stock accrues dividends at 8% per annum and has a liquidation preference of $20 per share plus all accrued and unpaid dividends (as adjusted for any stock dividends, stock splits, combinations, recapitalizations or other similar corporate events). The Series B Preferred Stock is initially convertible into Common Stock at a conversion price of $2.50 (the "Conversion Price") per share (or 8 shares of Common Stock per share of Series B Preferred Stock). The Conversion Price is subject to adjustment for stock splits, stock dividends, combinations, recapitalizations and other similar corporate events. Additionally, the Series B Preferred Stock contains a reset feature (the "Reset Feature") that would result in a one-time reduction of the Conversion Price if the average daily trading price of the Common Stock for the twenty days prior to the 180 day anniversary of the Third Closing (the "Average Trading Price") is below $2.50. If the Reset Feature is triggered, the Conversion Price will be reset to the greater of the Average Trading Price or $2.00. As a result, the number of shares issuable upon conversion of the Series B Preferred Stock may increase by as much as 25% (with each share of Series B Preferred Stock converting into a maximum of 10 shares of Common Stock). If the Average Trading Price ultimately is less than or equal to $2.00 and, as a result of the Reset Feature, the Conversion Price is reset to $2.00, the total number of shares of Common Stock beneficially owned by the Filing Persons would increase to 8,788,300 and the corresponding percentage ownership of the Filing Persons would be 56.7% (assuming no intervening change in the total outstanding shares of the Company). Because it is based solely on the trading price of the Common Stock during a period after the date of this Amendment, there can be no assurance that the Reset Feature will not be triggered, or if it is triggered, what the resulting Conversion Price will be. The Conversion Price is also subject to a weighted-average antidilution adjustment in the event that the Company sells shares of Common Stock (or securities convertible into, or exercisable or exchangeable for Common Stock) at a price less than the Conversion Price, subject to certain exceptions.

        The Series B Preferred Stock is also redeemable at the option of the Company any time on or after May 29, 2006, upon the affirmative vote of at least five of the Company's directors. If the Company elects to redeem the Series B Preferred Stock, the redemption price shall be equal to $20 per share plus all accrued and unpaid dividends.

        Other than as described above, none of the Filing Persons have any current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Filing Persons reserve the right to develop such plans or proposals in the future.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

        Each of the Filing Persons may be deemed to beneficially own 7,030,640 shares of Common Stock. Such shares, based on the capitalization of the Company as of September 26, 2001 as represented to Image in the Purchase Agreement in connection with the Third Closing, constitute 51.2% of the Common Stock. However, the Filing Persons' actual voting interest is 39.9% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors, vote on an as-converted basis with the Common Stock.

                                                           Page 12 of 13 pages

        The 7,030,640 shares of Common Stock beneficially owned by the Filing Persons include 4,110,640 shares of Common Stock underlying the 513,830 shares of Series B Preferred Stock that Image acquired upon conversion of the principal amount of, and substantially all of the accrued interest on, the Promissory Note at the Third Closing and 920,000 shares of Common Stock underlying the 115,000 shares of Series B Preferred Stock that Image acquired upon exercise of a portion of the Tranche B Warrant at the Third Closing. It also includes an additional 2,000,000 shares of Common Stock issuable upon conversion of 250,000 shares of Series B Preferred Stock currently underlying the Tranche A Warrants.

        Other than under the transactions described above, no transactions in the Common Stock of the Company have been effected by Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, or to the knowledge of Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, by any of the general partners of Paradigm, during the past 60 days.

        To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

        Other than the Securities Purchase Agreement, the Registration Rights Agreement, the Stockholders Agreement and the Certificate of Designation, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Securities Purchase Agreement, dated May 14, 2001, by and between Image and the Company. (1)

Exhibit 2: Registration Rights Agreement, dated May 14, 2001, by and between Image and the Company. (1)

Exhibit 3: Joint Filing Statement. (1)

Exhibit 4: Series B Preferred Stockholders Agreement, dated September 26, 2001, by and among Image, PCEP, the New Investors and the Company.

(1) previously filed as an exhibit to the Schedule 13D (File No. 5-57597) on May 24, 2001.

                                                           Page 13 of 13 pages

                                  SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated October 1, 2001

                                    IMAGE INVESTOR PORTFOLIO,
                                    a separate series of

                                    MEMPHIS ANGELS, LLC,
                                    a Delaware limited liability company

                                       By:    PARADIGM CAPITAL EQUITY
                                              PARTNERS, LLC,
                                              its Manager

                                              By:    PARADIGM HOLDINGS,
                                                     its Managing Member


                                                     By: /s/ Frank A. McGrew IV
                                                         ----------------------
                                                     Name:  Frank A. McGrew IV
                                                     Title:  Managing Partner


                                    PARADIGM CAPITAL EQUITY
                                    PARTNERS, LLC,
                                    a Delaware limited liability company

                                              By: PARADIGM HOLDINGS,
                                              its Managing Member


                                              By: /s/ Frank A. McGrew IV
                                                  -----------------------------
                                              Name: Frank A. McGrew IV
                                              Title:  Managing Partner


                                    PARADIGM HOLDINGS,
                                    a Delaware general partnership


                                    By: /s/ Frank A. McGrew IV
                                        --------------------------------
                                    Name: Frank A. McGrew IV
                                    Title:  Managing Partner



                                    FRANK A. MCGREW IV


                                    /s/ Frank A. McGrew IV
                                    --------------------------------------